June 19, 2006
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jim B. Rosenberg
Amy Bruckner

Re:	Connetics Corporation
File No. 000-27406
Dear Mr. Rosenberg:
We have received your letter of May 16, 2006 (the “Letter”), conveying comments of the staff of the United States Securities and Exchange Commission (the “Commission”) regarding the Annual Report on Form 10-K for the year ended December 31, 2005 filed by Connetics Corporation (“Connetics”). As of 6:00 p.m. P.D.T. today, Connetics has not received final comments from our auditors, Ernst & Young.
Connetics anticipates that it will provide its response to the staff of the Commission no later than June 21, 2006.
Should the staff have additional questions or comments regarding the foregoing, please do not hesitate to contact John Higgins, our Chief Financial Officer, at (650) 843-2883, or me at (650) 843-2843.

Sincerely yours,
/s/ Katrina J. Church
Katrina J. Church
Exec. Vice President, Legal Affairs General Counsel and Secretary

cc:	John Higgins, Connetics Corporation
David Michaels, Fenwick & West LLP
Amy Bruckner, SEC
Lisa Vanjoske, SEC